UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46205A103

(CUSIP Number)

Richard Cotton, Vice President and General Counsel

NBC Universal, Inc.

30 Rockefeller Plaza, New York, NY 10112

(212) 664-7024

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 21, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46205A103	Page 2 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NBC PALM BEACH INVESTMENT I, INC. 13-4078684
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 499,264,836*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 499,264,836*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,264,836*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.09%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents 499,264,836 shares of Class A Common Stock issuable upon conversion of 25,000 shares of 11% Series B Convertible Exchangeable Preferred Stock (the “11% Series B Preferred Stock”), 9,337.8627 shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”), and 3,107 shares of Series E-1 Convertible Preferred Stock (the “Series E-1 Preferred Stock”) held by NBC Palm Beach I. Such shares of 11% Series B Preferred Stock, Series D Preferred Stock and Series E-1 Preferred Stock are not

currently convertible and the right to convert is subject to material conditions, including, without limitation, applicable FCC regulations. Based on information provided to the Reporting Persons, CLP beneficially owns (i) 44,765,516 shares of Class A Common Stock; (ii) 15,455,062 shares of Class A Common Stock that would be beneficially owned by CM upon the Call Closing; (iii) 8,311,639 shares of Class A Common Stock that would be issued upon conversion of the 8,311.639 shares of Class B Common Stock that would be beneficially owned by CM upon the Call Closing; (iv) 164,080,068 shares of Class A Common Stock that would be issued upon conversion of $123,060,051 of the Company’s Series B Convertible Subordinated Debt beneficially owned by CM; (v) 100,000,000 shares of Class A Common Stock that would be issued to CM upon exercise of the Warrant; and (vi) 224,719,101 shares of Class A Common Stock that would be issued upon conversion of the $200,000,000 stated liquidation preference of Series E-2 Convertible Preferred. The Reporting Persons expressly disclaim beneficial ownership of any of the foregoing securities owned by CLP.

**

Based on 66,774,040 shares of Class A Common Stock outstanding as of August 9, 2007, based on information provided by the Company on August 14, 2007, and 499,264,836 shares of Class A Common Stock issuable upon conversion of 25,000 shares of Series B Preferred Stock, 9,337.8627 shares of Series D Convertible Preferred Stock and 3,107 shares of Series E-1 Convertible Preferred Stock held by NBC Palm Beach I.

SCHEDULE 13D

CUSIP No. 46205A103	Page 4 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NBC PALM BEACH INVESTMENT II, INC. 13-4078685
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on information provided to the Reporting Persons, CLP beneficially owns (i) 44,765,516 shares of Class A Common Stock; (ii) 15,455,062 shares of Class A Common Stock that would be beneficially owned by CM upon the Call Closing; (iii) 8,311,639 shares of Class A Common Stock that would be issued upon conversion of the 8,311.639 shares of Class B Common Stock that would be beneficially owned by

CM upon the Call Closing; (iv) 164,080,068 shares of Class A Common Stock that would be issued upon conversion of $123,060,051 of the Company’s Series B Convertible Subordinated Debt beneficially owned by CM; (v) 100,000,000 shares of Class A Common Stock that would be issued to CM upon exercise of the Warrant; and (vi) 224,719,101 shares of Class A Common Stock that would be issued upon conversion of the $200,000,000 stated liquidation preference of Series E-2 Convertible Preferred. The Reporting Persons expressly disclaim beneficial ownership of any of the foregoing securities owned by CLP.

SCHEDULE 13D

CUSIP No. 46205A103	Page 6 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NBC UNIVERSAL, INC. 14-1682529
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,161,831*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,161,831*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,426,667**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.02%***
14		TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents 42,161,831 shares of Class A Common Stock issuable upon conversion of $31,621,373 aggregate principal amount of Series B Convertible Subordinated Debt held by NBCU. Such Series B Convertible Subordinated Debt is not currently convertible and the right to convert is subject to material conditions, including, without limitation, applicable FCC regulations.

**

Represents 541,426,667 shares of Class A Common Stock issuable upon conversion of 25,000 shares of 11% Series B Preferred Stock, 9,337.8627 shares of Series D Preferred Stock and 3,107 shares of Series E-1 Preferred Stock by NBC Palm Beach I and $31,621,373 aggregate principal amount of Series B Convertible Subordinated Debt by NBCU. Such shares of 11% Series B Preferred Stock, Series D Preferred Stock and Series E-1 Preferred Stock and such amount of Series B Convertible Subordinated Debt are not currently convertible and the right to convert is subject to material conditions, including, without limitation, applicable FCC regulations. Based on information provided to the Reporting Persons, CLP beneficially owns (i) 44,765,516 shares of Class A Common Stock; (ii) 15,455,062 shares of Class A Common Stock that would be beneficially owned by CM upon the Call Closing; (iii) 8,311,639 shares of Class A Common Stock that would be issued upon conversion of the 8,311.639 shares of Class B Common Stock that would be beneficially owned by CM upon the Call Closing; (iv) 164,080,068 shares of Class A Common Stock that would be issued upon conversion of $123,060,051 of the Company’s Series B Convertible Subordinated Debt beneficially owned by CM; (v) 100,000,000 shares of Class A Common Stock that would be issued to CM upon exercise of the Warrant; and (vi) 224,719,101 shares of Class A Common Stock that would be issued upon conversion of the $200,000,000 stated liquidation preference of Series E-2 Convertible Preferred. The Reporting Persons expressly disclaim beneficial ownership of any of the foregoing securities owned by CLP.

***

Based on 66,774,040 shares of Class A Common Stock outstanding as of August 9, 2007, based on information provided by the Company on August 14, 2007, and 541,426,667 shares of Class A Common Stock issuable upon conversion of 25,000 shares of Series B Preferred Stock, 9,337.8627 shares of Series D Convertible Preferred Stock, 3,107 shares of Series E-1 Convertible Preferred Stock held by NBC Palm Beach I and $31,621,373 aggregate principal amount of Series B Convertible Subordinated Debt held by NBCU.

SCHEDULE 13D

CUSIP No. 46205A103	Page 8 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL BROADCASTING COMPANY HOLDING, INC. 13-3448662
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Disclaimed (See 11 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Disclaimed (See 11 below)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Class A Common Stock referred to herein is disclaimed by National Broadcasting Company Holding, Inc.*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable (See 11 above)
14		TYPE OF REPORTING PERSON (See Instructions) CO

*

NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT NATIONAL BROADCASTING COMPANY HOLDING, INC. IS THE BENEFICIAL OWNER OF ANY OF THE CLASS A COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

SCHEDULE 13D

CUSIP No. 46205A103	Page 9 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GENERAL ELECTRIC COMPANY 14-0689340
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Disclaimed (See 11 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Disclaimed (See 11 below)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Class A Common Stock referred to herein is disclaimed by General Electric Company.*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable (See 11 above)
14		TYPE OF REPORTING PERSON (See Instructions) CO

*

NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT GENERAL ELECTRIC COMPANY IS THE BENEFICIAL OWNER OF ANY OF THE CLASS A COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES

OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) amends the Schedule 13D filed on September 27, 1999 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on February 14, 2003, Amendment No. 2 filed on November 9, 2005, Amendment No. 3 filed on January 18, 2007, Amendment No. 4 filed on February 23, 2007, Amendment No. 5 filed on March 15, 2007, Amendment No. 6 filed on March 30, 2007, Amendment No. 7 filed on April 11, 2007, Amendment No. 8 filed on April 12, 2007, Amendment No. 9 filed on April 30, 2007, Amendment No. 10 filed on May 8, 2007 and Amendment No. 11 filed on June 11, 2007 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to shares of Class A Common Stock (“Class A Common Stock”), par value $0.001 per share, of ION Media Networks, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

“As required by the Master Agreement, on June 8, 2007 the Company commenced the Exchange Offer, to exchange all outstanding shares of its 9¾% Preferred Stock and its 14¼% Preferred Stock, for newly issued subordinated debt and preferred stock. The Exchange Offer expired at midnight, New York City time, at the end of the day on July 27, 2007, at which time, according to the Company, 51,602.89387 shares, representing approximately 90.6% of the outstanding shares of 14¼% Preferred Stock, and 15,956.64158 shares, representing approximately 95.6% of the outstanding 9¾% Preferred Stock, had been validly tendered and accepted in the Exchange Offer. Promptly following the Exchange Offer, the Company issued to tendering holders of such Senior Preferred Stock $458,826,591 aggregate principal amount of its newly issued Series A Notes and $33,779,768 aggregate initial stated liquidation preference of its newly issued Series B Convertible Preferred Stock.

Contingent Exchange

Since the Company received and accepted for exchange less than 90% of the outstanding shares of the 14¼% Preferred Stock owned by holders other than CIG, the Master Agreement requires that, based on the number of shares of 14¼% Preferred Stock accepted for exchange, promptly following the closing of the Exchange Offer:

•	NBC Palm Beach I exchange $31,621,373 aggregate stated liquidation preference of 11% Series B Preferred Stock that it owns for an equal principal amount of the Company’s Series B Notes; and
•	CIG exchange $8,060,051 aggregate stated liquidation preference of Series A-2 Non-Convertible Preferred Stock for an equal principal amount of the Company’s Series B Notes.

These exchanges occurred on August 21, 2007.

Additional Post-Exchange Offer Transactions

Exchange of Preferred Stock. Immediately prior to the Contingent Exchange, NBC Palm Beach I exchanged with the Company $114,448,627 aggregate stated liquidation preference of 11% Series B Preferred Stock, plus any accrued and unpaid dividends thereon, for (i) $31,070,000 aggregate stated liquidation preference of Series E-1 Convertible Preferred Stock, (ii) NBCU Option II and (iii) Series D Convertible Preferred Stock with an aggregate stated liquidation preference equal to $93,378,627.

Amendment to the Master Agreement

On August 21, 2007, the NBCU Entities, the Company and CM entered into an amendment to the Master Agreement (the “August 21 Amendment”), to restructure the transactions contemplated by the Master Agreement such that the NBCU Entities would retain not less than $250,000,000 in aggregate liquidation preference of NBCU Series B Preferred until the exercise of the Put Right or the Call Right, as the case may be, each as defined in the Series B Put/Call Agreement described below.

This description of the August 21 Amendment is not complete and is subject to the terms of the August 21 Amendment, attached hereto as Exhibit 37 and incorporated herein by reference.

Series B Preferred Stock Put/Call Agreement

On August 21, 2007, the NBCU Entities, the Company and CM entered into a Put/Call Agreement (the “Series B Put/Call Agreement”) with respect to the $250 million aggregate liquidation preference of Series B Preferred Stock held by NBC Palm Beach I. The Series B Put/Call Agreement provides that at any time after the date on which (i) all of the Company’s existing senior debt (the “Senior Debt”) has been refinanced, (ii) the Company has entered into arrangements reasonably satisfactory to CM providing for a third party to purchase any and all of the Senior Debt or (iii) the receipt by the Company of a waiver from holders of at least a majority in aggregate principal amount of each class of Senior Debt outstanding at the time of such waiver, NBCU has the right to require the Company to purchase the 25,000 shares of Series B Preferred Stock and the Company has a right to require NBCU to sell all of the 25,000 shares of Series B Preferred Stock for an exercise price equal to either (A) on or prior to the second anniversary of the Series B Preferred Stock Put/Call Agreement, 25,000 shares of Series D Convertible Preferred or (B) after the second anniversary of the Series B Preferred Stock Put/Call Agreement, 25,000 shares of Series G Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company.

Pursuant to the Series B Put/Call Agreement, NBCU agreed that, until the Exercise Date (as defined in the Series B Put/Call Agreement), it will not, and will cause its affiliates not to, assign, pledge, offer, sell or otherwise transfer or dispose of any of the NBCU Series B Preferred or any interests in the NBCU Series B Preferred. The Series B Put/Call Agreement also provides that NBCU shall not convert any shares of NBCU Series B Preferred prior to the Exercise Date. In addition, the Series B Put/Call Agreement provides that NBCU Series B Preferred shall, in all respects with respect to dividends and distributions upon liquidation, winding up or dissolution of the Company, rank on parity with the Series D Convertible Preferred.

This description of the Series B Preferred Put/Call Agreement is not complete and is subject to the terms of the Series B Preferred Put/Call Agreement, attached hereto as Exhibit 38 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety to read as follows:

(a)                  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 12 are incorporated herein by reference. After the expiration of the Exchange Offer and the consummation of the transactions contemplated by the Master Agreement, the NBCU Entities hold 25,000 shares of Series B Preferred Stock, 9,337.8627 shares of Series D Preferred Stock, 3,107 shares of Series E-1 Preferred Stock and $31,621,373 aggregate principal amount of Series B Convertible Subordinated Debt, convertible in the aggregate into 541,426,667 shares of Class A Common Stock. The NBCU Entities would hold, in the aggregate, 541,426,667 shares of Class A Common Stock upon conversion of such Series B Preferred Stock, Series D Preferred Stock, Series E-1 Preferred Stock and Series B Convertible Subordinated Debt, which represents beneficial ownership of 89.02% of the outstanding Class A Common Stock of the Company as of August 9, 2007. However, the right to acquire such shares of Class A Common Stock upon conversion is subject to material conditions, including, without limitation, applicable FCC regulations.

As a result of the Master Agreement described in Item 4, the NBCU Entities and CLP may be deemed to be a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended; however, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by CLP for purposes of

Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Class A Common Stock or Class B Common Stock.

(b)                  The responses of the Reporting Persons to (i) Rows (7) through (13) of the cover pages of this Amendment No. 12 and (ii) Item 5(a) hereof are incorporated herein by reference. Upon conversion of such Series B Preferred Stock, Series D Preferred Stock, Series E-1 Preferred Stock and Series B Convertible Subordinated Debt, the NBCU Entities would have the sole power to dispose of 541,426,667 shares of Class A Common Stock, which represents beneficial ownership of 89.02% of the outstanding Class A Common Stock of the Company as of August 9, 2007. However, the right to acquire such shares of Class A Common Stock upon conversion is subject to material conditions, including, without limitation, applicable FCC regulations.

As a result of the Master Agreement described in Item 4, the NBCU Entities and CLP may be deemed to be a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended; however, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by CLP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Class A Common Stock or other securities of the Company which they may be deemed to beneficially own.

(c)                  Except as disclosed in Item 4 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Class A Common Stock of the Company during the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that NBC Holding or GE is the “beneficial owner” of any shares of Class A Common Stock or other securities of the Company.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 37	Amendment letter, dated August 21, 2007, from NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc. to ION Media Networks, Inc. and CIG Media LLC

Exhibit 38	Put/Call Agreement dated August 21, 2007, by and between ION Media Networks, Inc., CIG Media LLC and NBCU

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Authorized Signatory

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Authorized Signatory

NBC UNIVERSAL, INC.

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Executive Vice President and General Counsel

NBC PALM BEACH INVESTMENT I, INC.

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Vice President

NBC PALM BEACH INVESTMENT II, INC.

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Vice President

Dated: August 23, 2007

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 37	Amendment letter, dated August 21, 2007, from NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc. to ION Media Networks, Inc. and CIG Media LLC

Exhibit 38	Series B Put/Call Agreement dated August 21, 2007, by and between ION Media Networks, Inc., CIG Media LLC and NBCU

i